

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 10, 2010

Room 4631

Ronald A. Ballschmiede
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
2103 Research Forest Drive
The Woodlands, TX 77380

> **Re:** **Chicago Bridge & Iron Company N.V.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Definitive Proxy filed March 25, 2009**
> **File No. 001-12815**

Dear Mr. Ballschmiede:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,
>
> Terence O'Brien
> Accounting Branch Chief